ANDREWS KURTH LLP ATTORNEYS
600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Gislar R. Donnenberg 713.220.4322 Direct 713.238.7167 Fax gdonnenberg@andrewskurth.com

December 14, 2005

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Linn Energy, LLC
  Amendment No. 3 to Registration Statement on Form S-1
  Filed on November 23, 2005
  File No. 333-125501

Dear Mr. Schwall:

        On behalf of Linn Energy, LLC (the "Registrant"), we are filing Amendment No. 4 to the above referenced registration statement (the "Registration Statement").

        In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated December 9, 2005 (the "Comment Letter"), with respect to Amendment No. 3 to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Form S-1

Financial Statements

Consolidated Balance Sheet

Comment 1:

We have reviewed your response to prior comment numbers 15 and 16. Please revise the proforma information to only give effect to your changes in capitalization that will occur subsequent to the latest balance sheet as a result of your initial public offering.

    Response:

    The pro forma information on the consolidated balance sheet has been amended to reflect only the change in capitalization that will occur as a result of our initial public offering. In addition, the related disclosure has been updated to state that the pro forma information does not give effect to the Exploration Partners acquisition. Please see pages F-4, F-5 and F-31.

Engineering comments

Comment 2:

Comments below refer to the redline version of the document.

    Response:

    We note the Staff's comment.

Prospectus Summary, page 1

Comment 3:

Here you disclose "a finding and development cost of $1.21 per MCFE." Amend your document to incorporate future estimated development costs for proved undeveloped reserves that were included in this calculation.

    Response:

    We have revised the Registration Statement to clarify that the calculation of finding and development costs includes future estimated development costs. Please see the revised disclosure on pages 1, 2, 56, 78, 80 and 81.

Natural Gas Prices, page 3

Comment 4:

You statement "...our total expected [2006] production volume of 8,655 MMCFE." does not agree with the 8,430 MMCFE projected for 2006 in your third party 9-30-05 reserve report. Also your estimated 2006 revenue, $83.3 million, on page 50 does not agree with $81.1 million (= 8,430 MMCFE @ $9.62/MCFE). Please reconcile these differences to us with technical support. Address whether your third party reserve report includes your Exploration Partners properties. Amend your document if appropriate.

    Response:

    Our forecasted net production volumes for the year ending December 31, 2006 are slightly higher than the net production volumes for the same period reflected in our 9-30-05 reserve report due to our expectation that we will drill twelve more development wells through the forecast period than the number of development wells assumed by Schlumberger in our reserve report. These additional wells do not increase the number of proved undeveloped drilling locations identified in the reserve report, but reflect an adjustment of the timing of the development of such locations. Gerry Merriam with Linn Energy orally provided such information to Ron Winfrey of the Staff in a telephone conversation on December 12, 2005. Please see the revised disclosure on page 45.

    In addition, we have revised the Registration Statement to note that our third party reserve report includes the properties acquired from Exploration Partners. Please see page 1.

Notes to Consolidated Financial Statements, page F-9

Net Proved Natural Gas Reserves, page F-27

Comment 5:

We note your statement, "The 11,673,905 Mcfe revisions of previous estimates are upward changes resulting from new information, with the majority of the increase related to development drilling that increased the Company's proved undeveloped acreage." In our prior comment 30, we asked that you amend your document to remove from revisions the change in estimated proved reserve volumes that are due to an increase in proved acreage. We reissue our prior comment 30.

    Response:

    We have revised the Registration Statement to report the change in reserves from the increase in proved undeveloped acreage as a change from extensions and discoveries. Please see the revised disclosure on pages F-27 and F-28.

Linn Energy LLC

Financial Statements

Consolidated Balance Sheet:

We have reviewed your response to prior comment numbers 15 and 16. Please revise the proforma information to only give effect to your changes in capitalization that will occur subsequent to the latest balance sheet as a result of your initial public offering.

    Response:

    As noted in our response to Comment 1, above, the pro forma information on the consolidated balance sheet has been amended to reflect only the change in capitalization that will occur as a result of our initial public offering. In addition, the related disclosure has been updated to state that the pro forma information does not give effect to the Exploration Partners acquisition. Please see pages F-4, F-5 and F-31.

    Additional Changes to Disclosure

    We have further updated disclosure on pages ii, 1, 2, 12, 16, 18, 24, 35, 41, 44, 46, 47, 48, 49, 50, 51, 54, 56, 64, 65, 67, 69, 78, 80, 81, 83, 94, 103, 104, 105, A-1, Back Cover, II-3 to II-7.

        Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Gislar Donnenberg at (713) 220-4322 or Philip Peacock at (713) 220-4371.

Very truly yours,
/s/ Gislar Donnenberg
cc:	Melinda Kramer (Securities and Exchange Commission)
Kevin Stertzel (Securities and Exchange Commission)
Jill Davis (Securities and Exchange Commission)
Ronald Winfrey (Securities and Exchange Commission)
Timothy Levenberg (Securities and Exchange Commission)
Thomas P. Mason (Underwriters' Counsel)
Kolja Rockov (Registrant)